UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

TRIBUNE PUBLISHING COMPANY

(Name of the Issuer)

Tribune Publishing Company

Tribune Enterprises, LLC

Tribune Merger Sub, Inc.

Alden Global Capital LLC

Alden Global Opportunities Master Fund, L.P.

AGOF Master GP, Ltd.

Alden Global Value Recovery Master Fund, L.P.

AGVRF Master GP, Ltd.

Turnpike Limited

Heath B. Freeman

Randall D. Smith

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63934E108

(CUSIP Number of Class of Securities)

Terry Jimenez Tribune Publishing Company 560 W. Grand Avenue Chicago, IL 60654

Tribune Enterprises, LLC

Tribune Merger Sub, Inc.

Alden Global Opportunities Master Fund, L.P.

AGOF Master GP, Ltd.

Alden Global Value Recovery Master Fund, L.P.

AGVRF Master GP, Ltd.

Turnpike Limited

Heath Freeman

Alden Global Capital LLC

Randall Smith

c/o Alden Global Capital LLC

777 South Flagler Drive

West Tower, Suite 800

West Palm Beach, FL 33401

 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With copies to

Harold Birnbaum Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	David D’Urso Akin Gump Strauss Hauer & Feld One Bryant Park New York, NY 10036

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$451,912,310	$49,303.63
*	Solely for the purpose of calculating the filing fee, the underlying value of the transaction was calculated as the sum of: (A) 36,951,571 shares of common stock less 11,554,306 shares of common stock owned by Parent and its subsidiaries, multiplied by $17.25; (B) 112,500 shares of common stock, which is the total number of shares issuable upon exercise of Tribune’s outstanding options, with an exercise price less than $17.25, multiplied by $2.39 (which is the difference between $17.25 and the weighted average exercise price of $14.87 for such options, rounded to the nearest cent); and (C) 782,174 shares of common stock underlying Tribune’s restricted stock units, multiplied by $17.25.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act was calculated by multiplying $451,912,310 by 0.00010910.
☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$49,303.63	Filing Party:	Tribune Publishing Company
Form or Registration No.:	Schedule 14A and Amendment No. 1 thereto	Date Filed:	March 23, 2021 ($49,110.67) and April 14, 2021 ($192.96)

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to Rule 13E-3 Transaction Statement (as amended, this “Transaction Statement”) amends and supersedes the Rule 13E-3 Transaction Statement originally filed on March 23, 2021, as amended on April 14, 2021 and April 20, 2021, which Transaction Statement, together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (a) Tribune Publishing Company, a Delaware corporation (“Tribune”), the issuer of the shares of common stock, par value $0.01 per share (the “Common Stock”) that are the subject of the Rule 13e-3 transaction; (b) Tribune Enterprises, LLC, a Delaware limited liability company (“Parent”); (c) Tribune Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”); (d) Alden Global Opportunities Master Fund, L.P., a Cayman Islands limited partnership; (e) Alden Global Value Recovery Master Fund, L.P, a Cayman Islands limited partnership; (f) Alden Global Capital LLC, a Delaware limited liability company; (g) Turnpike Limited, a Cayman Islands exempted company; (h) AGOF Master GP, Ltd., a Cayman Islands exempted company; (i) AGVRF Master GP, Ltd., a Cayman Islands exempted company; (j) Heath B. Freeman; and (k) Randall D. Smith. Each of the persons filing this Transaction Statement are referred to a “filing person” and collectively as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated February 16, 2021 (the “Merger Agreement”), by and among Tribune, Parent and Merger Sub, pursuant to which, effective May 24, 2021, Merger Sub merged with and into Tribune, with Tribune continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to report the results of the transaction that is the subject of this Transaction Statement. Except as set forth in this Final Amendment, all information in this Transaction Statement remains unchanged.

While each of the filing persons acknowledges that the Merger is a “going private transaction” for purposes of Rule 13e-3 promulgated under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any filing person, or by an affiliate of a filing person, that Tribune is “controlled” by any other filing person or any of its affiliates.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Definitive Proxy Statement filed with the SEC on April 20, 2021 (the “Proxy Statement”), including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

All information contained in this Transaction Statement concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 15. ADDITIONAL INFORMATION

(c) Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On May 24, 2021, Tribune filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective on May 24, 2021. At the effective time of the Merger on May 24, 2021, each share of Common Stock outstanding immediately prior to the effective time of the Merger was automatically converted into the right to receive $17.25 in cash, without interest and subject to any applicable withholding tax, other than shares of Common Stock (i) owned by (x) Parent, Merger Sub or any of their affiliates or associates; or (y) Tribune, as treasury stock; and (ii) held by stockholders who have not voted in favor of the Merger and properly and validly perfected their statutory rights of appraisal in accordance with Section 262 of the Delaware General Corporation Law, which shares were cancelled without payment of any consideration therefor and will cease to exist.

Upon the effective time of the Merger, Tribune became a wholly owned subsidiary of Parent. In connection with the closing of the Merger, Tribune notified The NASDAQ Stock Market LLC (“Nasdaq”) on May 24, 2021 that each share of Common Stock (except as described above) was converted into the right to receive $17.25 in cash pursuant to the Merger Agreement (as described above), and Tribune requested that Nasdaq file a Form 25 with the SEC to remove the Common Stock from listing on Nasdaq and deregister the Common Stock, including the associated Series A Preferred Stock Purchase Rights (the “Purchase Rights”) under Section 12(b) of the Exchange Act. Tribune intends to file with the SEC a Form 15 requesting the suspension of reporting obligations with respect to the Common Stock and Purchase Rights under Sections 13 and 15(d) of the Exchange Act.

ITEM 16. EXHIBITS

Exhibit No.	Description
(a)(1)	Definitive Proxy Statement of Tribune Publishing Company (incorporated by reference to the Schedule 14A filed by Tribune Publishing Company with the SEC on April 20, 2021)

(a)(2)	Opinion of Lazard Frères & Co. to the Special Committee and Board of Directors of Tribune Publishing Company dated February 16, 2021 (incorporated by reference to Annex B of the Proxy Statement)

(a)(3)	Letter to Tribune Publishing Company Stockholders (incorporated by reference to the Proxy Statement)

(a)(4)	Notice of Special Meeting of Stockholders (incorporated by reference to the Proxy Statement)

(a)(5)	Form of Proxy Card (incorporated by reference to the Proxy Statement)

(a)(6)	Joint Press Release of Tribune Publishing Company, dated February 16, 2021 (filed as Exhibit 99.1 to Tribune Publishing Company’s Current Report on Form 8-K, filed February 17, 2021 and incorporated by reference)

(a)(7)	Press Release of Tribune Publishing Company, dated April 5, 2021 (filed as Exhibit 99.1 to Tribune Publishing Company’s Current Report on Form 8-K, filed April 5, 2021 and incorporated by reference)

(a)(8)	Annual Report on Form 10-K for the fiscal year ended December 27, 2020 (filed with the SEC on March 8, 2021 and incorporated herein by reference)

(a)(9)	Tribune Publishing Company’s Current Report on Form 8-K filed on December 31, 2020 (incorporated herein by reference)

(a)(10)	Tribune Publishing Company’s Current Report on Form 8-K filed on February 17, 2021 (incorporated herein by reference)

(a)(11)	Tribune Publishing Company’s Current Report on Form 8-K filed on March 4, 2021 (incorporated herein by reference)

(a)(12)	Tribune Publishing Company’s Current Report on Form 8-K filed on April 19, 2021 (incorporated herein by reference)

(a)(13)	Tribune Publishing Company’s Supplement to the Proxy Statement filed on April 20, 2021 pursuant to Rule 14a-12 (incorporated herein by reference)

(a)(14)	Tribune Publishing Company’s Supplement to the Proxy Statement filed on April 26, 2021 pursuant to Rule 14a-12 (incorporated herein by reference)

(a)(15)	Annual Report on Form 10-K/A for the fiscal year ended December 27, 2020 (filed with the SEC on April 26, 2021 and incorporated herein by reference)

(a)(16)	Tribune Publishing Company’s Current Report on Form 8-K filed on May 6, 2021 (incorporated herein by reference)

(a)(17)	Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2021 (filed with the SEC on May 6, 2021 and incorporated herein by reference)

(a)(18)	Tribune Publishing Company’s Supplement to the Proxy Statement filed on May 12, 2021 (incorporated herein by reference)

(c)(1)*	Presentation Materials of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated December 22, 2020

(c)(2)*	Valuation Analysis of Lazard Frères & Co. presented to the Board of Directors of Tribune Publishing Company dated December 30, 2020

(c)(3)*	Presentation Materials of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated January 14, 2021

(c)(4)*	Presentation Materials of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated February 5, 2021

(c)(5)*	Presentation Materials of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated February 11, 2021**

(c)(6)*	Valuation Analysis of Lazard Frères & Co. presented to the Special Committee of Tribune Publishing Company dated February 15, 2021**

(d)(1)	Agreement and Plan of Merger, dated as of February 16, 2021, by and among Tribune Publishing Company, Tribune Enterprises, LLC and Tribune Merger Sub, Inc. (incorporated by reference to Annex A of the Proxy Statement)

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C of the Proxy Statement)

* Previously filed on March 23, 2021 as an exhibit to the Schedule 13E-3

** Such materials were distributed to the Special Committee the following day and reflect certain immaterial updates.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 24, 2021

Tribune Publishing Company

By:	/s/ Terry Jimenez
Name:	Terry Jimenez
Title:	Chief Executive Officer

Tribune Enterprises, LLC

By:	/s/ Heath Freeman
Name:	Heath Freeman
Title:	President

Tribune Merger Sub, Inc.

By:	/s/ Heath Freeman
Name:	Heath Freeman
Title:	President

Alden Global Capital LLC
By:	/s/ Heath Freeman
Name:	Heath Freeman
Title:	President

Alden Global Opportunities Master Fund, L.P.
By:	Alden Global Capital LLC, its investment advisor
By:	/s/ Heath Freeman
Name:	Heath Freeman
Title:	President

Alden Global Value Recovery Master Fund, L.P.
By:	Alden Global Capital LLC, its investment advisor
By:	/s/ Heath Freeman
Name:	Heath Freeman
Title:	President

Turnpike Limited
By:	Alden Global Capital LLC, its investment advisor
By:	/s/ Heath Freeman
Name:	Heath Freeman
Title:	President

Heath Freeman

/s/ Heath Freeman
Heath Freeman

AGVRF Master GP, Ltd.

By:	/s/ Philip Dickie
Name:	Philip Dickie
Title:	Director

AGOF Master GP, Ltd.

By:	/s/ Philip Dickie
Name:	Philip Dickie
Title:	Director

Randall D. Smith

/s/ Randall D. Smith
Randall D. Smith